

May 4, 2016

By E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

      Re: Financial Institutions, Inc.
              Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2016
              Filed by Clover Partners, L.P. et. al.
              File No. 000-26481

Dear Mr. Fetzer:

      We have reviewed your filing and have the following comments.

1.   We note your disclosure that "FISI's former CEO and major shareholder, Peter Humphrey, has publicly stated support for the position that FISI should explore all strategic options to maximize shareholder value, including a sale of the bank." Please provide us support for your disclosure and clarify, in future disclosure, the timing of Mr. Humphrey's statement.

2.   We note your disclosure that you "estimate a sale of the bank could result in a premium to the FISI's current share price of 20%-30%." As noted in our prior comment letters, the inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

      Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions